

nouri
Prioritize People.™

Sean Bair · 3rd

Prioritize People. Nourish your Network.

Provo, Utah, United States · Contact info

500+ connections

Nouri

University of Denver - Daniels College of Business

Experience

 **CEO**
Nouri · Full-time
Jun 2018 – Present · 3 yrs 5 mos
Provo, Utah Area

 **Adjunct Faculty - Strategy & Economics**
Brigham Young University Marriott School of Business · Part-time
Aug 2020 – Present · 1 yr 3 mos
Provo, Utah, United States

 **Board Member**
GameSafe · Part-time
May 2021 – Present · 6 mos
Provo, Utah, United States

GameSafe is an app that works behind the scenes on your kids devices to monitor the chat in the games your kids love to play. Finally, there is a solution to protecting your children from inappropriate content, online predators and cyber bullying. Now parents can be confident that their children can play games online even when they cannot be right there next to t ...see more

 **President**
BAIR Analytics Inc. · Full-time
Jan 1995 – Apr 2015 · 20 yrs 4 mos
Highlands Ranch, CO

• Developed analytical software used by law enforcement, public safety, defense intelligence agencies, and academia.
• Customers included thousands of law enforcement agencies worldwide, the Department of Defense, Wal-Mart, Macy's, Target, and high-net-worth families. Acquired by Lexis ...see more

 Analyze crime in your area

 BAIR ANALYTICS INC.

 **National Law Enforcement and Corrections Technology Center**
7 yrs

Assistant Director, NLECTC-RM
Full-time
2007 · less than a year
Denver, CO

A program of the National Institute of Justice's (NIJ's) Office of Science and Technology.
• Support for the transfer and adoption of technology into practice by law enforcement and corrections agencies, courts and crime laboratories.
• Developing and disseminating equipment performance standards and technology ...see more

Program Manager, Crime Mapping & Analysis Program
Full-time
2000 – 2007 · 7 yrs
Denver, CO

Managed the operations and direction of the Crime Mapping & Analysis Program (CMAP) which provided free training and technical support to local, state, and tribal law enforcement agencies.

Show 1 more experience ⌄

Education

 **University of Denver - Daniels College of Business**
MBA, Business Administration and Management
2004 – 2006

 **Colorado School of Mines**
Doctor of Philosophy (PhD), Statistics, Incomplete
2012 – 2013

Hering, A. S. and Bair, S. (2013) "Characterizing spatial and chronological target selection of serial offenders," Journal of the Royal Statistical Society.

Developed Radius Intersection Multidimensional Scaling Method (RIMDS) through Northrop Grumman Information Systems, Rocky Mountain Aerospace Technology Incubator (RMATI).

 **Arizona State University**
Bachelor of Science (BS), Justice Studies
1988 – 1992

Related Field:Computer Science